INVEST IN APSY.IO

The first true human-out-of-the loop AI platform to build affordable elegant custom apps


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APSY
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The Highest Quality Apps
Built intelligently by the Apsy Machine
Your app, your way, no compromises
Lead Gen Growth at Apsy
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Defining, Communicating, Generating, and Verifying Modern Personal Apps: A Comprehensive...
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Four Dimensions to Consider when Qualifying an App Builder
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apsy.io Los Angeles CA

Infrastructure | Software | Technology | Engineering | Software Engineering

LEAD INVESTOR



Ramesh Dontha

Why we invested in Apsy is because of the very simple and powerful value proposition of cheaper, faster, and of higher quality. Web/mobile application development could be expensive and take a long time if not managed properly. Apsy uses a smart AI engine to make the app development very palatable to startup founders and small businesses. Additionally, its SaaS model makes it very affordable for all kinds of businesses. As an investor, I also liked the fact that the founder is an alumni of Y-Combinator incubator and knows his way around the startup world. With a very strong technical background, the founder has major strides in the very first couple of years. Another reason is that Apsy generates the code that is used by millions of developers already and makes it easy for businesses to maintain the applications in-house if they choose to at a later point of time. I can go on but I believe in Apsy because of it's strong technology foundation, profitable business model, and easy to understand value proposition.

Invested $100,000 this round

Highlights

1. $600K in the first year across 50 customers worldwide

2. Techstars-Backed, Sunstone-Backed
1. $600K in the first year across 50 customers worldwide

2. Techstars-Backed, Sunstone-Backed

3. Tackling a $20B global market

4. Experienced team of YC Founders, PhDs, Data Scientists, and Advisors

5. I have already raised $700K via angels

Our Team



Tooraj Helmi CEO

Machine Programming Scientist, Tech Executive, Ph.D. at USC, and former YC Founder working as a solution architect focused on cloud-native and mobile solutions, portfolio modernization, application re-platforming, and data center migrations.

I started writing codes when I was about 6 years old. So, coding is another spoken language to me. As an

I started writing codes when I was about 8 years old. So, coding is another spoken language to me. As an entrepreneur, I've built many apps for my projects & I've had to put a lot of money and effort into finding high-quality developers. So I always wondered: why is it so difficult and expensive when I know it can be easier and more cost-effective?

quality developers. So I always wondered: why is it so difficult and expensive when I know it can be easier and more cost-effective?



Paulina Vargas Marketing Lead



Naz Parivar Experience Lead



Parnia Yazdkhasti Product Lead

Pitch


BACKED BY
techstars_
SUNSTONE PARTNERS
APSY
Deep Tech Startup
THE FIRST TRUE AI SAAS TO
BUILD ELEGANT-AFFORDABLE CUSTOM APPS


THE PROBLEM
LACK OF DECENT CUSTOM ELEGANT APP BUILDERS
Do-it-yourself / Low Code
Cookie-cutter
Building Hassle
High Learning Curve
Contractor / Dev-shops
Expensive: $100K+
Slow
High Risk
2

STORIES

App Build Failures

Bubble

Idea: Career Training App for Youth

Impact: 5 months to build

Could NOT support new vision

App Sheet

Idea: Reducing Covid risk for workforce

Impact: Scalability

Did NOT scale beyond 3 use cases

Offshore Development

Idea: Investment matching for startups and scouts

Impact: Spend $50K

Did NOT receive a functional app build

An Example

Customer explains her app like this:

"I need an app that allows users to see items placed for sale by their friends. Users should be able to engage with their network around posted products socially. They can also share items with their friends. If a referred friend buys the item, the user receives a 5% commission."

LOW-CODE'S APPROACH

We give you pieces: Button, Textbox, …
→ Go figure it out how to build it yourself

AKA DO-IT-YOURSELF

Let's Build it with Low Code



Design
Workflow
Data
Styles
Plugins
Settings
Logs
UI Builder
Responsive
Elements tree
Visual elements
Text
Button
Icon
Link
Image
Shape
Alert
Video
HTML
Map
Built on Bubble
Install more...
Containers
Group
Repeating Group
Popup
Floating Group
...edit me...
Button A
Appearance
Conditional
Transitions
Start/Edit workflow
Primary Button



Low-Code Process: Made for Programmers?

1 Imaging The App	2 Design the App	3 Create Each Screen	4 Create Database
5 Create workflows	7 Integrate	8 Style	9 Test
10 Publish			

Can really a non-programmer "DO IT HIMSELF"?

- How would I define concepts like being a friend, selling, … if I am not programmer?
- Where do I begin?
- Build one screen at a time → Can take months
- App looks like I did-it-myself and everybody notices that :(

APSY APPROACH

You just explain it → Our platform builds for it

WE ARE INTRODUCING:

JUST EXPLAIN IT YOURSELF

APSY PROCESS

1	2	3	4
User Explains in Plain English	AI Agent Understands and Picks Matching Models	AI Agents Takes the User Through Customization-by-Conversation	App is Published within a day or two

Use AI to Choose from 100 + Models

"I need an app that allows users to see items placed for sale by their friends.

Users should be able to engage with their network around posted products socially.

They can also share items with their friends. If a referred friend buys the item, the user receives a 5% commission."

E-Commerce Model

Social Model

Start from ready screens and 100+ known concepts

Social & E-Comm Screens

Home	Home
List of Products	Connent with Friends
Order Product	Share Post
Make Payment	Engage with Friends

Concepts

Product	Friend
Transaction	Share
Order	Message
Discount	Engage

THE SOLUTION **Remove the Burden from the User**



Homepage
The Museum Of Art
NFT Art

Value Proposition

Better

Low Effort. Great Design. Fully Custom. Scalable

Faster

Weeks **NOT** Months to deliver

Cheaper

$5K-$15K **NOT** $500K - $5M

HOW IT WORKS

AI SAAS Platform to Build Custom Apps



Define
Comprehend
Fund
Crypto Apps
Publish
Orchestra
Continuous Releases
PROVISIONAL
PATENT
Design
Visualize: Wireframe Generation
Artistry: Design generation
Code Gen
Panorama: UI Code Gen
Automata: Logic Code Gen
Integreta: integrate UI Logic
Functional App

MARKET

SMB	MM	ENT
100K X $10K	50K x $500K	10K x $10M
1B	25B	100B
25% Annual Growth		

Years in Focus	1-5	3-5	4-5
Captured in Year 5	70%	10%	5%

TRACTION

$0.6M in 1st Year | $100K+ Monthly Sales | 50 Customers | 10 Counties



Headquarters

COMPETITION

Apsy VS The World of App Development

	APSY	Bubble	Appy Pie	Adalo	Build Fire	Appsheet
Approach	Convo	Do it Yourself				

PRICE	5K-10K	✔					
	10K-40K	✔	✔	✔	✔		
	> 40K					✔	✔
PLATFORM	MOBILE	✔		✔	✔	✔	
	WEB	✔	✔				✔
TIME TO MARKET	Week	✔					
	Months		✔	✔	✔	✔	✔

GTM

Startup Communities
Accelerators, Founder groups, competitions

Digital Marketing
Digital advertising, Social advertising, SEO, Retargeting.

Business Partnerships
Coaches, Influences, content writers, tech consultant


2021
2022
2023
2024
2025

Service Directory Listings
F6S, Get App, Capterra, G2, Trustradius, Source Forge

Affiliate Marketing
Blogs, Webinar, Publications

LEADERSHIP TEAM: **40 Years Combined Experience**



Tooraj H.
CEO & Founder
MBA, Ph.D. USC,
EX-SVP Pennymac
Team of 100+



Paulina V.
Marketing VP
5 Years of Product Marketing



Naz P.
Client Success VP
7 Years of UI/UX



Parnia Y.
Product VP
5 Years of UX



Reza A.
Tech VP
Ph.D. Florida Univ
EX-Exec Dir, JP Morgan
Team of 20+

Advisors



Ray Freiwirth
CEO Commons XR
Tech Coast Los Angeles



Paul Orlando
Professor USC Marshall
Director Grief Incubator



Ramesh Dontha
Serial Entrepreneur
Best-Selling Author,
Podcast Host

Business Model

Subscriptions

- Monthly Rate: **$100-$1000**

Metrics

- LTV: **$20K**
- CAC: **$1K**
- MRR: **$21K** (6/22), **$60K** (12/22)

PROJECTIONS: ROI: 10X In 3 Years, 30X In 5 Years

	2022	2023	2024	2025	2026
# Subs (Apps/Tools)	87/20	1.8K/2.6K	8.7K/8.2K	18K/25K	37K/50K
Apps Rev	241K	2.7M	24M	63M	126M
Tools Rev	2K	780K	6.1M	19M	38M
Services Rev	54K	297K	1.2M	3M	4M
Total Rev	**298K**	**3.8M**	**31M**	**75M**	**168M**
R&D	191K	768K	1.6M	2.3M	4.6M
S&M	150K	972K	2M	5.0M	12M
G&A	89K	739K	1.4M	2.8M	4.6M
CGS	149K	656K	1.4M	2.9M	4.8M
MRR	**56K**	**900K**	**3.4M**	**8.7M**	**16M**
Margin	**-**	**18%**	**74%**	**82%**	**84%**

Forward-looking projections cannot be guaranteed

USE OF CAPITAL


R&D
S&M
G&A
CGS
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
2022
2023
2024

EXIT STRATEGY

ACQUISITION

PowerApps | amazon Honeycode | AppSheet

AppSheet Acquired by Google
2019: $18M (A) | 2021: Acquired

Bubble Raised $100M Series A
2019: $6.5M (Seed) | 2021: $100M (A)

Q3/Q4 22 ROADMAP

	MARKETING	PRODUCT LAUNCH
JUL	CryptoAps, Panorama, Automata, Gamma	
AUG	CryptoAps, Panorama, Automata, Gamma	CryptoAps v1
SEP	Gamma	Panorama v2, Automata v2
OCT	CryptoAps, Automata, Gamma	Gamma v2
NOV	CryptoAps, Panorama, Automata, Gamma	CryptoAps v2, Automata v3
DEC	Panorama, Gamma	Gamma XR, Panorama v3

APSY

MAKE IT WITH APSY.

THANK YOU

We invite you to join our...

DISRUPTING
SCALABLE
IN-REVENUE
STARTUP

You can find us @
ceo@apsy.io
wefunder.com/apsy.io